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Exhibit D

CONSENT OF INDEPENDENT ACCOUNTANTS

        We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Fairmont Hotels & Resorts Inc. of our Auditors' Report and our Comments by Auditors on Canada — United States Reporting Differences dated February 17, 2006 relating to its consolidated balance sheets as at December 31, 2005 and 2004 and its consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005, which appear in this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
March 20, 2006

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CONSENT OF INDEPENDENT ACCOUNTANTS